UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 30, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Constellation Brands, Inc.

File No. 001-08495 - CF#36500

Constellation Brands, Inc. submitted an application under 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by Constellation Brands, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	8-K	6/11/2013	through January 1, 2024
10.2	10-Q	1/8/2015	through January 1, 2024
10.12	10-Q	10/5/2016	through January 1, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary